ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 1, 2013	Chetan Aras
(617) 235-4814
chetan.aras@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Howie Hallock, Esq.

Re: Martin Currie Business Trust (Registration No. 811-08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Mr. Hallock:

On August 28, 2013, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 22, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 16, 2013, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.                                      Comment:  The Staff notes that certain disclosures in the Registration Statement suggest that the Funds are managed out of Edinburgh, Scotland.  While there is no requirement to do so under Form N-1A, please consider adding disclosure emphasizing that the Funds’ portfolio managers are based in Edinburgh.

Response: In future Registration Statement filings, the Trust intends to revise the section of the PPM entitled “Management of the Trust” to state that Edinburgh is the Funds’ principal place of business and that all asset management of the Trust takes place in Edinburgh.

2.                                      Comment:  The Staff notes that the section entitled “Notice,” which appears prior to the signature page of the Registration Statement, could be read to suggest that the Trustees execute the Registration Statement and amendments thereto when instead those filings are typically signed by an officer of the Trust.

Response:  The noted statement will be revised in future Registration Statement filings to read as follows (new language denoted by underlining):

“A copy of the Agreement and Declaration of Trust of Martin Currie Business Trust (the “Trust”) is on file with the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and notice is hereby given that this Registration Statement has been executed on behalf of the Trust and each of its series (“Funds”) by an officer of the Trust as an officer and/or by its trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust or the Funds, as the case may be.”

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4814 if you have any questions or require additional information.

Sincerely,

/s/ Chetan A. Aras, Esq.

Chetan A. Aras, Esq.

cc:                                Anthony Mcateer

Nigel Anderson

George B. Raine, Esq.

Jeremy Hill, Esq.

James D. McGinnis, Esq.